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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13G


                     Under the Securities Exchange Act of 1934
                               (Amendment No.     )*
                                    -----------

                                    TREEV, INC.
     -------------------------------------------------------------------------
                                  (Name of Issuer)

                          Common Stock, $0.0001 par value
     -------------------------------------------------------------------------
                           (Title of Class of Securities)

                                    894692 10 2
                   ---------------------------------------------
                                   (CUSIP Number)


                                 December 31, 1998
              -------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:                                           [ ] Rule 13d-1(b)
                                                             [X] Rule 13d-1(c)
                                                             [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 894692 10 2                                          PAGE 2 OF 5 PAGES
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     M. Douglas Adkins
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                                                  (a) [ ]
                                                                         (b) [ ]
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3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
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                    5    SOLE VOTING POWER
     NUMBER OF           766,373
       SHARES       ----------------------------------------------
   BENEFICIALLY     6    SHARED VOTING POWER
     OWNED BY            0
        EACH        ----------------------------------------------
     REPORTING      7    SOLE DISPOSITIVE POWER
       PERSON            766,373
        WITH        ----------------------------------------------
                    8    SHARED DISPOSITIVE POWER
                         0
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     766,373
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     9.0%
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12   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

                                       2
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CUSIP NO. 894692 10 2                                          PAGE 3 OF 5 PAGES
----------------------------                         ---------------------------
Item 1.

     Item 1(a)   Name of Issuer:
                 TREEV, Inc., a Delaware corporation (the "Company")

     Item 1(b)   Address of Issuer's Principal Executive Offices:
                 500 Huntmar Park Drive, Herndon, Virginia 20170

Item 2.

     Item 2(a)   Name of Person Filing:
                 M. Douglas Adkins

     Item 2(b)   Address or principal business office or, if none, residence:
                 1601 Elm Street, Suite 3000, Dallas, Texas 75201

     Item 2(c)   Citizenship:
                 United States

     Item 2(d)   Title of class of securities:
                 Common Stock, $0.0001 par value

     Item 2(e)   CUSIP No.:
                 894692 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

     (a)  [ ]    Broker or dealer registered under section 15 of the Act
                 (15 U.S.C. 78o).

     (b)  [ ]    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c)  [ ]    Insurance company as defined in section 3(a)(19) of the Act
                 (15 U.S.C. 78c).

     (d)  [ ]    Investment company registered under section 8 of the
                 Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [ ]    An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E);

     (f)  [ ]       An employee benefit plan or endowment fund in accordance
                    with Rule 13d-1(b)(1)(ii)(F);

     (g)  [ ]    A parent holding company or control person in accordance with
                 Rule 13d-1(b)(1)(ii)(G);

     (h)  [ ]    A savings associations as defined in Section 3(b) of the
                 Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i)  [ ]    A church plan that is excluded from the definition of an
                 investment company under section 3(c)(14) of the Investment
                 Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box.  [X]


                                       3
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CUSIP NO. 894692 10 2                                          PAGE 4 OF 5 PAGES
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Item 4.   Ownership.

          Item 4(a)   Amount beneficially owned: 766,373

          Item 4(b)   Percent of class: 9.0%

          The calculation of the percentage of beneficial ownership of TREEV, Inc. Common Stock is based upon 33,875,790 shares of TREEV, Inc. outstanding on September 30, 1998, as reported in the Company's most recent Quarterly Report on Form 10-Q, filed October 27, 1998, taking into account the four-for-one reverse stock split approved by the stockholders of the Company on December 9, 1998, and acted upon by the Board of Directors to make the stock split effective on December 10, 1998.

          Item 4(c)   Number of shares as to which the person has:

                      (i)   Sole power to vote or to direct the vote: 766,373

                      (ii)   Shared power to vote or to direct the vote: 0

                      (iii) Sole power to dispose or to direct the disposition of: 766,373

                      (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.   Ownership of Five Percent or Less of a Class.

          If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of a Group.

          Not Applicable.

Item 10.  Certifications.

          Item 10(a)  Not Applicable.

          Item 10(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                       4
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CUSIP NO. 894692 10 2                                          PAGE 5 OF 5 PAGES
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SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Filing is true, complete and correct.



February 2, 1999                       /s/ M. Douglas Adkins
                                       ---------------------------------------
                                       M. DOUGLAS ADKINS